Exhibit 99.1

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of April 30, 2026	As of October 31, 2025
ASSETS
Current Assets:
Cash and cash equivalents	$17,346,121	$10,140,032
Accounts receivable	6,543,735	8,651,612
Prepayments, prepaid expenses and other current assets	7,263,566	8,481,387
Deferred compensation expense	1,172,600	1,587,603
Due from related parties	46,173	1,428,808
Total Current Assets	32,372,195	30,289,442

Property and equipment, net	3,993	4,767
Prepayments, prepaid expenses and other non-current assets	839,667	830,389
Deferred compensation expense- non-current	544,176	1,130,476
Operating lease right-of-use assets, net	67,115	104,129
Total Assets	$33,827,146	$32,359,203

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$1,262,074	$1,106,686
Advances from customers	8,045,440	7,427,910
Accrued expenses and other liabilities	10,054,288	11,018,723
Operating lease liability-current	67,115	77,596
Due to related parties	2,677,141	91,059
Taxes payable	9,075	9,213
Total Current Liabilities	22,115,133	19,731,187

Operating lease liability-noncurrent	-	26,533
Total Liabilities	22,115,133	19,757,720

COMMITMENTS AND CONTINGENCIES (Note 12)

Equity:
Class A Ordinary Shares, $0.0025 par value, 2,000,000,000 shares authorized, 6,655,324 and 6,632,441 shares issued and outstanding at April 30, 2026 and October 31, 2025, respectively*	16,640	16,583
Class B Ordinary Shares, $0.0025 par value, 110,100,000 shares authorized, 100,000 shares issued and outstanding at April 30, 2026 and October31, 2025	250	250
Additional paid-in capital	61,911,764	59,279,198
Accumulated deficit	(55,970,549)	(51,419,154)
Total Shareholders’ Equity	5,958,105	7,876,877
Non-controlling interest	5,753,908	4,724,606
Total Equity	11,712,013	12,601,483
Total Liabilities and Equity	$33,827,146	$32,359,203

*	excluding the Pre-delivery shares of 630,000 Class A Ordinary Shares, effectively returned and cancelled on May 4, 2026, pursuant to notice given on April 30, 2026 (Note 7)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	For the Six Months Ended
	April 30, 2026	April 30, 2025
Revenue
Ocean freight revenue	$136,933,232	$98,993,119
Vessel services revenue and others	519,246	422,840
Total revenue	137,452,478	99,415,959

Cost of revenues	133,694,577	95,454,109
Gross profit	3,757,901	3,961,850

Operating expenses:
Share-based compensation	3,382,671	14,245,605
General and administrative expenses	2,637,387	2,118,962
Total operating expenses	6,020,058	16,364,567

Loss from operations	(2,262,157)	(12,402,717)

Other income (expense)
Interest income	27,811	6,652
Interest expense	(360,728)	(30,214)
Loss on extinguishment of promissory note	(945,554)	-
Other income, net	18,535	21,775
Total other expense, net	(1,259,936)	(1,787)

Loss before income taxes	(3,522,093)	(12,404,504)

Provision for income taxes	-	1,280

Net loss	(3,522,093)	(12,405,784)
Less: Net income attributable to non-controlling interests	1,029,302	897,412
Net loss attributable to the Company	$(4,551,395)	$(13,303,196)

Loss per share attributable to the Company - Basic and diluted	$(0.67)	$(3.29)
Weighted Average Shares Outstanding - Basic and diluted	6,755,071	4,939,914

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED APRIL 30, 2026 AND 2025

	Ordinary shares				Additional	Accumulate	Non-controlling
	Class A	Amount	Class B	Amount	Paid in Capital	Deficits	interest	Total
Balance at November 1, 2024	4,715,419	$11,790	-	$-	$33,904,575	$(28,553,022)	$3,372,271	$8,735,614
Share-based compensation for shares issued	430,169	1,075	-	-	24,290,610	-	-	24,291,685
Issuance of shares for warrants settlement	-	-	100,000	250	(250)	-	-	-
Issuance of shares for warrants exercise	386,427	966	-	-	374,164	-	-	375,130
Issuance of shares for private placement	67,985	170	-	-	4,452,829	-	-	4,452,999
Warrants modification	-	-	-	-	2,930,495	(2,930,495)	-	-
Net income (loss) for the period	-	-	-	-	-	(13,303,196)	897,412	(12,405,784)
Balance as of April 30, 2025	5,600,000	$14,001	100,000	$250	$65,952,423	$(44,786,713)	$4,269,683	$25,449,644

Balance at November 1, 2025	6,632,441	$16,583	100,000	$250	$59,279,198	$(51,419,154)	$4,724,606	$12,601,483
Issuance of shares as commitment fee to investor	22,883	57	-	-	251,198	-	-	251,255
Issuance shares for pre-delivery	630,000	1,575	-	-	2,747,170	-	-	2,748,745
Retirement of pre-delivery shares	(630,000)	(1,575)	-	-	(2,747,170)	-	-	(2,748,745)
Share-based compensation for shares issued	-	-	-	-	1,958,334	-	-	1,958,334
Share-based compensation for option granted	-	-	-	-	423,034	-	-	423,034
Net income (loss) for the period	-	-		-	-	(4,551,395)	1,029,302	(3,522,093)
Balance as of April 30, 2026	6,655,324	$16,640		$250	$61,911,764	$(55,970,549)	$5,753,908	$11,712,013

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	April 30, 2026	April 30, 2025
Cash flows from operating activities:
Net loss	$(3,522,093)	$(12,405,784)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	482	102
Amortization of operating lease right-of-use assets	37,014	35,603
Share-based compensation	3,382,671	14,245,605
Gain from disposal of property, plant and equipment	292	-
Interest and surcharges accrued for promissory note	495,154	-
Loss on extinguishment of promissory note	945,554	-
Changes in operating assets and liabilities:
Accounts receivable	2,107,877	3,693,968
Prepayments and other assets	1,208,542	316,268
Due from related parties	1,486,898	(202)
Accounts payable	155,388	312,349
Advance from customers	617,530	1,143,495
Accrued expenses and other liabilities	(964,435)	(776,092)
Taxes payable	(138)	(7,756)
Operating leases liabilities	(37,014)	(35,603)
Net cash provided by operating activities	5,913,722	6,521,953

Cash flows from investing activities:
Additions to property and equipment	-	(5,071)
Net cash used in investing activities	-	(5,071)

Cash flows from financing activities:
Repayment to related parties	(4,873,739)	(623,659)
Loans from related parties	4,755,559	612,686
Repayment of long-term bank loans	-	(495,180)
Cash received from warrants exercised	-	375,130
Proceeds from promissory note	3,000,000	-
Repayment of promissory note	(1,589,453)	-
Net cash provided by (used in) financing activities	1,292,367	(131,023)

Net increase in cash and cash equivalents	7,206,089	6,385,859
Cash and cash equivalents, beginning of period	10,140,032	6,862,970
Cash and cash equivalents, end of period	$17,346,121	$13,248,829

Supplemental disclosure information:
Cash paid for income tax	$140	$1,548
Cash paid for interest	$360,728	$30,214
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$-	$152,672
Ordinary Shares issued as commitment fee	$251,255	$-
Ordinary Shares issued for deferred compensation expense	$-	$9,981,949
Ordinary Shares issued for settlement of liabilities in a private placement	$-	$4,452,999
Promissory note paid off by a related party	$2,600,000	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

High-Trend International Group (the “Company”), formerly known as Caravelle International Group, and its subsidiaries (together the “Group”) is an international operator of ocean transportation services. It is engaged in seaborne transportation services under voyage contracts as well as vessels services for and on behalf of ship owners. The Company, a Cayman Islands exempted company, was formed on February 28, 2022 to serve as a holding company. On January 3, 2025, the annual general meeting of shareholders approved the Company changed its name from “Caravelle International Group” to “High-Trend International Group”.

Reverse Recapitalization

On April 5, 2022, Pacifico Acquisition Corp. (“Pacifico”) entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger (the “SPAC Transaction”) dated August 15, 2022 (the “Merger Agreement”), by and among Caravelle Group Co., Ltd (“Caravelle Group”), Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of the Company (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub 2” and, together with the Company and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Caravelle Group.

On December 16, 2022, the SPAC Transaction was completed and the Company became a publicly traded holding company listed on the Nasdaq Capital Market and Caravelle Group became a wholly owned subsidiary of the Company. The SPAC Transaction was completed through a two-step process as follows:

(Step 1) Merger Sub 1 merged with and into Caravelle Group (the “Initial Merger”), and Caravelle Group was the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of the Company, and

(Step 2) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 merged with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico was the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of the Company (collectively, the “SPAC Transaction” or “reverse merger”).

As a result of the SPAC Transaction, among other things, (i) all outstanding Ordinary Shares of Caravelle Group were cancelled in exchange for 2,000,000 Ordinary Shares of the Company, (ii) each outstanding unit of Pacifico (the “Pacifico Unit”) was automatically detached, (iii) each unredeemed outstanding share of common stock of Pacifico (the “Pacifico Common Stock”) was cancelled in exchange for the right to receive one (1) Ordinary Share of the Company, (iv) every ten (10) outstanding rights of Pacifico (the “Pacifico Rights”) were contributed in exchange for one (1) one Ordinary Share of the Company, and were cancelled and ceased to exist, and (v) each unit purchase option of Pacifico (the “Pacifico UPO”) were automatically cancelled and ceased to exist in exchange for one (1) unit purchase option of the Company (the “UPO”).

Caravelle Group was determined to be the accounting acquirer given that the original shareholders of Caravelle Group effectively controlled the combined entity after the Transaction.  Pacifico is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the SPAC Transaction, the Caravelle Group’s shareholders held a majority of the voting power of the combined company, Caravelle Group’s business comprised all of the ongoing operations of the combined entity, Caravelle Group comprised a majority of the governing body of the combined company, and Caravelle Group’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the SPAC Transaction was accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Company for the net assets of Pacifico, accompanied by a recapitalization. Caravelle Group was determined to be the predecessor, and the historical financial statements of Caravelle Group became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of Pacifico were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the SPAC Transaction were those of the Caravelle Group.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

As of April 30, 2026, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation/ Acquisition	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Caravelle Group Co., Ltd (“Caravelle Group”)	April 1, 2021	Cayman Islands	100%	Investment Holding
SGEX Group Co., Ltd (“SGEX”)	April 19, 2021	British Virgin Islands (“BVI”)	100%	Investment Holding
Topsheen Shipping Group Corporation (“Topsheen Samoa”)	July 23, 2012	Samoa	90%	Transportation service
Topsheen Shipping Singapore Pte. Ltd (“Topsheen Shipping”)	October 30, 2015	Singapore	61% owned subsidiary of Topsheen Samoa	Transportation service
Topsheen Bulk Singapore Pte. Ltd (“Topsheen Bulk”)	March 16, 2019	Singapore	100% owned subsidiary of Topsheen Shipping	Transportation service
Singapore Garden Technology Pte. Ltd. (“Garden Technology”)	December 6, 2020	Singapore	100%	Transportation and heating business

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended April 30, 2025 and 2024 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Group’s annual report on Form 20-F for the fiscal year ended October 31, 2025 filed with the SEC on January 23, 2026.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the unaudited condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. The operating results of the non-controlling interests is presented on the face of the unaudited condensed consolidated statements of operations as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Group. As of April 30, 2026 and October 31, 2025, non-controlling interests represent non-controlling shareholders’ proportionate share of equity interests in Topsheen Shipping Group Corporation and Topsheen Shipping Singapore Pte. Ltd.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign currency translation

The Group follows U.S. GAAP for both the translation and remeasurement of balance sheet and income statement items into U.S. Dollars. For those business units that operate in a local currency functional environment, all assets and liabilities are translated into U.S. Dollars using the exchange rates in effect at the end of the period; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive income (loss) in shareholders’ equity. For those business units that operate in a U.S. Dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. Dollars using the exchange rates in effect at the end of the period except for nonmonetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are generally translated at monthly exchange rates which approximate average exchange rates in effect during each year, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. For the six months ended April 30, 2026 and 2025, all the Group’s functional currency is the U.S. Dollar.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements Significant accounting estimates required to be made by management include, but are not limited to revenue recognition, the allowance for credit losses of accounts receivable, useful lives and assessment for impairment of long-lived assets, fair value of the notes and warrants well as share-based compensation. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. On November 1, 2022, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Group’s unaudited condensed consolidated financial statements. The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. No credit losses were recorded as of April 30, 2026 and October 31, 2025, respectively.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepayments, prepaid expenses and other assets

Prepayments, prepaid expenses and other assets primarily consist of prepayments for fuel and other costs, prepayments for keyman insurance, which are presented net of allowance for credit losses. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, prepayments, prepaid expenses and other current assets, accounts payables, balances with related parties, and other current liabilities, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term loans approximate fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Group is an international operator of comprehensive ocean transportation services. On November 1, 2019, the Group adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group primarily derives its freight revenue from voyage contracts and provides vessel services.

In accordance with ASC 606, the Group evaluates whether our businesses themselves promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Based on the evaluation of the control model, the Group determined that the Group is the principal to the transaction for voyage contracts and the related revenue from voyage contracts is recognized on a gross basis based on the transfer of control to the customer. The Group’s vessel service contracts engage in certain transactions wherein the Group act as an agent of ship owners. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions and taxes and duties.

Revenue from voyage contracts

Under a voyage contract, the Group is engaged to provide the transportation of cargo between specific ports in return for an ocean freight payment at an agreed upon freight per ton of cargo. The Group’s voyage contracts generally do not contain cancellation provisions. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the cargo. For the voyage contracts, the customer simultaneously receives and consumes the benefits provided by the Group’s performance over the voyage period because of the continuous service to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If the Group is unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, the Group recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. For the unfinished voyages, the Group estimates the percentage of completion based on voyage days completed and total estimated voyage days. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expense and other ocean transportation operating costs are charged to operating costs as incurred.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue from vessel services

The Group contracts with various customers to carry out vessel services for vessels as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners and commercial management. As the operator of the vessels, the Group undertakes to use its best endeavors to provide the agreed vessel services as agents for and on behalf of the ship owners and to protect and promote the interest of the ship owners in all matters relating to the provision of services. Most of the vessel service agreements have a term of less than one year and are typically billed on a monthly basis. The vessel service revenue is recorded on a net basis. Net revenue includes billings to customers, net of voyage operating expenses incurred. The Group transfers control of the service to the customer and satisfies its performance obligation over the term of the contract, and therefore recognized revenue over the term of the contracts.

Revenue from others

In February 2025, the Group began to provide technology consulting services related to onboard carbon capture technologies. The majority of the technology consulting contracts have a short term of up to one year and are typically billed in advance. Technology consulting revenue is recognized at the point in time when the required technical or feasibility assessments are delivered to the customers for their intended use, as control is transferred so that the customer can direct the use and obtain the associated benefits and the Group has an enforceable right to payment of its fees.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. Contract liabilities are reflected as advance from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfillment of performance obligations. As of April 30, 2026 and October 31, 2025, the advances from customers amounted to $8,045,440 and $7,427,910, respectively. The Group expects to recognize the entire contract liabilities as of April 30, 2026 as revenue in the next 12 months.

For the six months ended April 30, 2026 and 2025, the disaggregation of revenue is as follows:

	April 30, 2026	April 30, 2025

Ocean freight revenue	$136,933,232	$98,993,119
Vessel services revenue and others	519,246	422,840
Total	$137,452,478	$99,415,959

Operating leases

The Group adopted Topic 842 on November 1, 2022 using the modified retrospective transition approach. The Group has lease contracts for shipping and office space under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with lease term less than one year (short-term leases), the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and records variable lease payments as incurred.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred for the six months ended April 30, 2026 and 2025. All of the tax returns of the Company’s subsidiaries in Singapore remain subject to examination by the tax authorities for four years from the date of filing.

Loss per share

The Group computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Class A ordinary shares and Class B ordinary shares have the same rights in dividend, Therefore, basic and diluted loss per share is the same for both classes of ordinary shares. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended April 30, 2026 and 2025, there were no dilutive shares.

Related parties

Related parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Concentrations of risks

a.	Significant customers

For the fiscal six months ended April 30, 2026, two customers accounted for approximately 14% and 11% of the Group’s total revenues, respectively. For the six months ended April 30, 2025, one customer accounted for approximately 19% of the Group’s total revenues. As of April 30, 2026, one customer accounted for approximately 39% of the Group’s accounts receivable. As of October 31, 2025, two customers accounted for approximately 16% and 12% of the Group’s accounts receivable, respectively.

b.	Significant suppliers

For the six months ended April 30, 2026, one related-party supplier accounted for approximately 31% of the Group’s total purchases. For the six months ended April 30, 2025, one related-party supplier accounted for approximately 23% of the Group’s total purchases. As of April 30, 2026, four third-party suppliers accounted for approximately 39%, 32%, 16% and 13% of the Group’s total accounts payable, respectively. As of October 31, 2025, three suppliers accounted for approximately 33%, 31% and 19% of the Group’s total accounts payable, respectively.

c.	Cash and cash equivalents

The Group maintains cash and cash equivalents with various financial institutions in Singapore and management believes these financial institutions are high credit quality. As of April 30, 2026 and October 31, 2025, we held cash and cash equivalents of $16,904,069 and $9,723,474, respectively, at major financial institutions in Singapore where there is a 100,000 Singapore Dollar (approximately $78,505) deposit insurance limit for a legal entity’s aggregated balance at each bank. As of April 30, 2026 the total insured balance was approximately $135,252.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures. The Group does not expect the adoption of ASU-2023-09 will have a material effect on the Company’s unaudited condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Group is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. he FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Group is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Group is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Group is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective for annual and interim periods beginning after December 15, 2028, though early adoption is permitted. The Group is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvement. ASU 2025-11 is intended to improve the navigability of required interim disclosures and clarify when that guidance is applicable, and also to provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Group is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s unaudited condensed consolidated financial statements.

Note 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	April 30, 2026	October 31, 2025
Accounts receivable	$6,543,735	$8,651,612

Note 4 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consisted of the following:

	April 30, 2026	October 31, 2025

Prepayments for fuel and other costs	$6,821,869	$8,125,053
Prepaid keyman insurance*	1,119,556	1,108,848
Others	161,808	77,875
Total	$8,103,233	$9,311,776
Including:
Prepayments, prepaid expense and other current assets	$7,263,566	$8,481,387
Prepayments, prepaid expenses and other non-current assets	$839,667	$830,389

*	On February 14, 2020, the Company purchased a keyman insurance policy for its principal shareholder at a cost of $916,923. As of April 30, 2026, the surrender value was $831,506. On September 25, 2025, the Company purchased a new keyman insurance for its management at a cost of $367,729. As of April 30, 2026, the surrender value was $288,050.

Note 5 — DEFERRED COMPENSATION EXPENSES

Deferred compensation expenses consisted of the following:

	April 30, 2026	October 31, 2025
Deferred compensation expenses (1)	$1,716,776	$2,718,079
Total	$1,716,776	$2,718,079
Including:
Deferred compensation expenses	$1,172,600	$1,587,603
Deferred compensation expense -long term	$544,176	$1,130,476

(1)	The Company issued Class A Ordinary Shares to consultants as compensation to replace their related cash compensation. Service terms generally range from several months to 3 years. As of April 30, 2026, the fair value of unamortized shares was $1,716,776, which was considered as the prepaid portion of share-based compensation.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	April 30, 2026	October 31, 2025

Accrued expenses (1)	$8,112,602	$9,245,092
Board compensation payable	75,000	75,000
Due to a third-party (2)	952,181	952,181
Other payable	914,505	746,450
Accrued expenses and other liabilities	$10,054,288	$11,018,723

(1)	The balance represented accrued contract expenses.

(2)	The balance was advanced by Dr. Guohua Zhang (former Chief Executive Officer and Chairman of the Board of the Company) before October 31, 2024.

Note 7 — PROMISSORY NOTE

On October 29, 2025, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, a Utah limited liability company (“Streeterville”), pursuant to which the Company agreed to issue and sell to Streeterville shares of the Company’ common stock in one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) for an aggregate purchase price of up to $20,000,000 (the “Streeterville Transaction”).

The Company also agreed to issue an additional 22,883 Class A Ordinary Shares of the Company to Streeterville as a commitment fee for the pre-paid purchase facility established under the securities purchase agreement (the “Commitment Shares”), and 630,000 Class A Ordinary Shares as pre-delivery shares (the “Pre-Delivery Shares”).

The securities purchase agreement provides for a one-year commitment period during which, subject to certain specified conditions, the Company may request additional Pre-Paid Purchases from Streeterville provided that the amount requested is no less than $250,000 and no more than $2,000,000 less the outstanding balance of all Pre-Paid Purchases. The original issue discount (“OID”) for the Initial Pre-Paid Purchase is $210,000 and the initial principal balance includes a $20,000 transaction expense amount. The original issue discount for each additional Pre-Paid Purchase will be seven percent of the amount set forth in the applicable request and each additional Pre-Paid Purchase will accrue interest at the rate of eight percent per annum. Following the funding of each Pre-Paid Purchase, Streeterville has the right, but not the obligation, to purchase from the Company. The purchase price of the shares of common stock will be the higher of (i) 85% of the lowest daily volume weighted average price during the 10 trading days immediately prior to the purchase notice date, and (ii) $1.75.

The Company may at any time prepay all or any portion of the outstanding balance of a Pre-Paid Purchase. In the event the Company elect to do so, the Company must pay Streeterville an amount in cash equal to 120% multiplied by the portion of the outstanding balance the Company elected to prepay. If an event of default occurs under a Pre-Paid Purchase, the outstanding balance will become immediately due and payable. At any time thereafter, upon written notice given by Streeterville, the outstanding balance will increase by ten percent (10%) and interest will begin accruing at a rate of 18% per annum or the maximum rate permitted under applicable law.

On November 1, 2025, the Company issued 652,883 Class A Ordinary Shares as the Commitment Shares and Pre-Delivery Shares. On November 7, 2025, the Company closed the Initial Pre-Paid Purchase of $3,230,000. The net proceed from the Initial Pre-Paid Purchase was $3,000,000 (after deducting OID and other issuance costs). Concurrently, on October 29, 2026, the Company issued 630,000 Class A Ordinary Shares to Streeterville as pre-delivery shares (the “Pre-delivery Shares”) to facilitate future settlement liquidity. The Company did not receive any proceeds or pay any consideration related to the Pre-delivery Shares of 630,000, except that the Company received a one-time nominal fee of $1,575 upon the issuance of the Pre-delivery Shares and will pay the same amount to Streeterville upon the repurchase of Pre-delivery Shares. The Company accounted for such promissory note as a single instrument, which was measured at its amortized cost on the consolidated balance sheets. Although legally issued, the Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted earnings (loss) per share unless default of the share lending arrangement occurs, at which time the Pre-delivery Shares would be included in the basic and diluted earnings (loss) per share calculation.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — PROMISSORY NOTE (continued)

On April 28, 2026, the Company entered into a Payoff Acknowledgment and Termination Agreement (the “Termination Agreement”) with Streeterville, pursuant to which Streeterville acknowledges that it received a total of $4,191,247 to Streeterville (among which $2,600,000 was paid by High Trend on behalf of the Company, see Note 9), consisting of (i) a Payoff Amount of $4,189,453 for full satisfaction of all obligations under Pre-Paid Purchase #1, (ii) a repurchase price of $1,575 for the Pre-Delivery Shares, and (iii) an overpayment of $219 which shall be remitted back to a Company designated account. The Securities Purchase Agreement was deemed terminated, effective as of April 28, 2026, with no Pre-Paid Purchases remaining outstanding and no further funding obligations arising thereunder. Streeterville acknowledged receipt of the required repurchase price and agreed to return the Pre-Delivery Shares (630,000 Class A Ordinary Shares) to the Company. Following notice given on April 30, 2026, the 630,000 Pre-Delivery Shares were effectively returned and cancelled on May 4, 2026. As of April 30, 2026, the balance of the promissory note was nil.

 The movements of the promissory note are as follows:

For the six months ended April 30, 2026

Promissory note principal	$3,230,000
OID	(210,000)
Legal cost	(20,000)
Fair value for commitment shares related to the issuance of promissory note	(251,255)
Fair value of pre-delivery shares issued	(2,748,745)
Accrued interests, accretion expense and other surcharges	495,154
Repayment	(4,189,453)
Retirement of pre-delivery shares	2,748,745
Loss on extinguishment of promissory note	945,554
Total	$-

Note 8 — LEASES

The Group has several operating leases for offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease expense for the six months ended April 30, 2026 and 2025 amounted to $40,708 and $36,215 respectively.

Supplemental balance sheet information related to operating leases was as follows:

	April 30, 2026	October 31, 2025

Right-of-use assets, net	$67,115	$104,129

Operating lease liabilities - current	$67,115	$77,596
Operating lease liabilities - non-current	-	26,533
Total operating lease liabilities	$67,115	$104,129

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of April 30, 2026:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	0.83 years
Weighted average discount rate	3.9%

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LEASES (continued)

Maturities of lease liabilities as follow:

Twelve months ending October 31,	Amount
2027	$68,300
Total future minimum lease payments	68,300
Less: imputed interest	1,185
Present value of lease liabilities	$67,115

Note 9 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of April 30, 2026 and October 31, 2025 and transactions for the six months ended April 30, 2026 and 2025 are identified as follows:

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Mr. Jinyu Chang (1)	Controller of the Company
Mr. Dong Zhang	10% shareholder of Topsheen Samoa, 39% shareholder of Topsheen Shipping
Mr. Christopher Nixon Cox (1)	Chairman of the Board
Mr. Hanxi Chang	Former Chief Executive Officer
Shanghai Weisheng International Logistics Co., Ltd	Controlled by Shoucheng, Lei, director of Topsheen Shipping
Topsheen Shipping Limited (Topsheen Ltd.”)	Related to Mr. Dong Zhang
Nanjing Derun Shipping Co., Ltd.	Controlled by Mr. Dong Zhang, former principal shareholder, Chief Shipping Officer and director
Top Wisdom Shipping Management Co. Limited	Related to Mr. Dong Zhang
Max Bright Marine Service Co. Ltd.	Related to Mr. Dong Zhang
Top Legend Shipping Co. Limited	Related to Mr. Dong Zhang
Top Creation International (HK) Limited	Related to Mr. Dong Zhang
Top Moral Shipping Limited	Related to Mr. Dong Zhang
New Galion Group (HK) Co. Ltd (“New Galion”)	Controlled by Dr. Guohua Zhang
High-Trend Holdings USA LLC (“High-Trend”)	Controlled by Mr. Jinyu Chang, a major shareholder of the Company
Speed Wealthy Ltd.	Controlled by Mrs.Ran Li (Mrs. Li is Dong Zhang’s spouse)

(1)	Effective March 13, 2025, Mr. Jinyu Chang resigned as the Chairman of our Board of Directors, but continued to serve as a director of the Company. Also, effective March 13, 2025, Mr. Christopher Nixon Cox was elected to serve as a director and the Chairman of our Board of Directors.

(a)	Due from related parties

Due from related parties consisted of the following:

	April 30, 2026	October 31, 2025

Top Moral Shipping Limited (1)	$-	$366,612
Topsheen Shipping Limited (1)	46,173	1,062,196
Total	$46,173	$1,428,808

(1)	The balance mainly represents certain payments made for vessel leases, which were subsequently cancelled and was subject to refund as of October 31,2025. The balance was fully collected as of December 31, 2025.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — RELATED PARTY TRANSACTIONS (continued)

(b)	Due to related parties

Due to related parties consisted of the following:

	April 30, 2026	October 31, 2025
Topsheen Shipping Limited	$297,923	$-
Shanghai Weisheng International Logistics Co., Ltd.	267	10,724
Jinyu Chang	5,000	75,255
High-Trend (1)	2,373,951	5,080
Total	$2,677,141	$91,059

(1)	On April 27, 2026, High-Trend paid $2.6 million on behalf of the Company to pay off the promissory note (see Note 7). This transaction was structured as a short term promissory note due to High-Trend, payable upon maturity. For the six months ended April 30, 2026, the Company repaid $226,049 of the principal balance. As of April 30, 2026, the remaining balance of $2,373,951 was fully repaid by May 21, 2026.

(c)	Issuance of shares for private placement/warrants settlement to related parties

On March 10, 2025, the Company closed a private placement of 67,985 Class A Ordinary Shares at a price of $65.5 per share (aggregate consideration of $4,452,999) to Speed Wealthy. On the same date, the Company, Speed Wealthy and Topsheen Shipping Limited entered into an agreement, the Company’s issuance of shares to Speed Wealthy served as satisfaction of the Company’s $4,452,999 debt obligation to Topsheen Shipping Limited.

On March 24, 2025, the Company exchanged 133,828 warrants held by High-Trend into 100,000 Class B Ordinary Shares. Immediately prior to transaction, the warrants were classified as equity. Based on the valuation report issued by an independent valuation firm, the fair value of the 100,000 Class B Ordinary Shares approximated the fair value of the 133,828 warrants immediately before the settlement, as a result, the Company determined that there was no gain or loss to be recognized for this transaction.

These transactions represent non-cash financing activities.

(d)	Services provided by related parties

		For the six months ended April 30,	For the six months ended April 30,
		2026	2025
Topsheen Shipping Limited	Vessel leasing	$47,785,926	$22,745,704
Max Bright Marine Service Co. Ltd	Vessel leasing	2,177,656	2,192,188
Top Wisdom Shipping Management Co. Limited	Freight services	118,565	35,304
Top Creation International (HK) Limited	Vessel leasing	1,495,454	2,718,771
Nanjing Derun Shipping Co., Ltd.	Collection agent	358,836	302,839
Top Moral Shipping Limited	Vessel leasing	2,754,231	2,086,388
Top Legend Shipping Co. Limited	Vessel leasing	2,160,613	2,186,844
Total		$56,851,281	$32,268,038

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — RELATED PARTY TRANSACTIONS (continued)

(e)	Services provided to related parties

The Group provides transportation/freight services to related parties frequently throughout the year pursuant to one-off arrangements.

	For the six months ended April 30,	For the six months ended April 30,
	2026	2025
Shanghai Weisheng International Logistics Co., Ltd	$31,299	$51,882
Nanjing Derun Shipping Co., Ltd	-	23,688
Total	$31,299	$75,570

(f)	Strategic purchase contract with a related party

For the six months ended April 30, 2025, the Company issued Class A Ordinary Shares as share-based compensation to its director and executive officers and employees, among that, the Company issued in aggregated of 140,000 Class A Ordinary Shares to Mr. Dong Zhang for the purpose of providing incentives for future business development. The share awards vested in accordance with the terms of their service contracts, which generally up to 3 years. The total fair value of the share awards to Mr. Dong Zhang amounted to $10,700,000, determined based on the Company’s share price at grant dates and the Company recognized $470,000 and $7,978,548 in share-based compensation expenses for the six months ended April 30, 2026 and 2025, respectively. Furthermore, for the six months ended April 30, 2025, the Company issued 22,664 Class A Ordinary Shares to the former Chief Executive Officer for his past service. The fair value of the related share awards was $2,351,390, which was recognized as share-based compensation expenses for the six months ended April 30, 2025. (Details refer to Note 11 Equity -Class A ordinary shares issued for share-based compensation).

For the six months ended April 30, 2026, the Company granted Mr. Christopher Nixon Cox market-priced stock options to purchase an aggregate of 1,030,000 class A Ordinary Shares of the Company. The option awards vested in accordance with the terms of his service contracts, which generally based on performance. The total fair value of the vested option awards to Mr. Christopher Nixon Cox amounted to $488,386, determined based on Black Scholes Model and the Company recognized $423,034 in share-based compensation expenses for the six months ended April 30, 2026. (Details refer to Note 11 Equity -Class A ordinary shares issued for share-based compensation).

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman

Caravelle is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

BVI

SGEX is incorporated in the British Virgin Islands (“BVI”) as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Samoa

Topsheen Shipping Group Corporation was incorporated in Samoa. There is no income tax for income sourced or earned outside Samoa. Accordingly, the Company’s consolidated financial statements do not present any income tax provisions related to Samoa tax as all income was earned outside of Samoa.  If the Company had any income sourced in Samoa, it would be taxed at 27%.

Singapore

Under Singapore tax laws, subsidiaries in Singapore are subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

Topsheen Companies participates under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity of Topsheen Companies is exempt from taxation for the duration of MSI-AIS approval. The MSI-AIS approval was received in November 2015 for a period of ten years and extended for another ten years in November 2025. The impact of the tax exemption noted above decreased taxes by $nil for the six months ended April 30, 2026 and 2025. The benefit of the tax exemption on net income (loss) per share (basic and diluted) were $nil per share for the six months ended April 30, 2026 and 2025. As the Company’s revenue are 100% generated from exempt income, the Company’s net operating loss is not eligible to carried forward for further taxable profit offset. No deferred tax assets were recognized as of April 30, 2026 and October 31, 2025.

United States

Pursuant to the U.S. Internal Revenue Code (the “Code”), U.S.-source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.

i)	The components of the Group’s income tax provision are as follows:

	For the six months ended April 30,	For the six months ended April 30,
	2026	2025
Current	$-	$1,280
Deferred	-	-
Total	$-	$1,280

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — TAXES (continued)

a)	Corporate Income Taxes (“CIT”) (continued)

ii)	The following table summarizes the Group’s deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	April 30, 2026	October 31, 2025
Deferred tax liability:
Depreciation for tangible assets	$-	$-
Total	$-	$-

The Group’s loss before income taxes consisted of:

	For the six months ended April 30,	For the six months ended April 30,
	2026	2025
Non-Singapore	$(5,804,776)	$(14,394,078)
Singapore	2,282,683	1,989,574
Total	$(3,522,093)	$(12,404,504)

The following table reconciles the Singapore statutory rates to the Group’s effective tax rate for the six months ended April 30, 2026 and 2025.

	For the six months ended April 30,	For the six months ended April 30,
	2026	2025
Singapore Statutory income tax rate	17.0%	17.0%
Differential of local statutory tax rate	(28.0)%	(19.7)%
Effect of preferential tax rate	12.5%	2.9%
Non-deductible items and others *	(1.5)%	(0.2)%
Effective tax rate	-%	-%

*	Non-deductible items and others represent excess expenses and losses not deductible for Singapore tax purpose.

(b)	Taxes payable

Taxes payable consist of the following:

	April 30, 2026	October 31, 2025

Income tax payable	$9,075	$9,213
Total taxes payable	$9,075	$9,213

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — EQUITY

Ordinary Shares

On January 3, 2025, at the Company’s Annual General Meeting of Shareholders, shareholders approved the proposed re-designation and re-classification of 497,500,000 Ordinary Shares of a par value of $0.0001 each in the capital of the Company (including all of the issued and outstanding shares) as 497,500,000 Class A Ordinary Shares, and a proposed re-designation and re-classification of 2,500,000 unissued Class A Ordinary Shares of a par value of $0.0001 each in the capital of the Company as 2,500,000 Class B Ordinary Shares, so that the authorized share capital of the Company is $50,000 divided into 497,500,000 Class A Ordinary Shares of a par value of $0.0001 each and 2,500,000 Class B Ordinary Shares of a par value of $0.0001 each. Class A Ordinary Shares and Class B Ordinary Shares have equal economic rights but unequal voting rights. Class A Ordinary Shares receive one vote each and Class B Ordinary Shares receive twenty votes each.

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. In no event may Class A Ordinary Shares be converted into Class B Ordinary Shares. Subject to the Amended and Restated Memorandum and Articles, upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder thereof to any person which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B Ordinary Shares as a result of which any person who is not an affiliate of such holder becomes a beneficial owners of such Class B Ordinary Shares, such Class B Ordinary Shares will be automatically and immediately converted into an equal number of Class A Ordinary Shares.

On July 16, 2025, the Company effected a one-for-twenty-five share consolidation of its issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares. As a result of the share consolidation, each 25 Ordinary Shares of a par value of $0.0001 were consolidated into one ordinary share with a par value of $0.0025. In connection with the share consolidation, the Company also approved an increase in its authorized share capital.

In August 2025, the Company issued 25,889 Class A Ordinary Shares for fractional shares in connection with the share consolidation reconciliation. No cash was paid in lieu of fractional shares. All historical share and per share amounts in these financial statements have been retroactively adjusted to reflect the share consolidation.

On May 7, 2026, the Company held an extraordinary general meeting of shareholders (the “General Meeting”) and a meeting of Class A ordinary share shareholders (the “Class A Meeting”). At the General Meeting, the shareholders voted to approve the proposed to increased authorized share capital of the Company from $1,250,000 divided into 489,900,000 Class A Ordinary Shares of a par value of $0.0025 each and 10,100,000 Class B Ordinary Shares of a par value of $0.0025 each, to $5,275,250 divided into 2,000,000,000 Class A Ordinary Shares of a par value of $0.0025 each and 110,100,000 Class B Ordinary Shares of a par value of $0.0025 each.

At the Class A Meeting, the Class A shareholders voted to approve the proposed to increase the voting rights of each class B ordinary share from twenty (20) votes to one hundred (100) votes on all matters subject to vote.

As of April 30, 2026 the Company had an aggregate of 6,755,324 Ordinary Shares issued and outstanding, consisting of 6,655,324 Class A Ordinary shares (excluding the 630,000 Pre-Delivery Shares, effectively returned and cancelled on May 4, 2026, pursuant to notice given on April 30, 2026 (Note 7)) and 100,000 Class B Ordinary Shares, respectively.

As of October 31, 2025, the Company had an aggregate of 6,732,441 Ordinary Shares issued and outstanding, consisting of 6,632,441 Class A Ordinary Shares and 100,000 Class B Ordinary Shares.

Shares issued for promissory note

On November 3, 2025, the Company issued 22,883 Commitment Shares and 630,000 Pre-Delivery Shares to an investor. On April 28, 2026, the investor agreed to return 630,000 Pre-Delivery Shares to the Company due to the Termination Agreement. Following notice given on April 30, 2026, the 630,000 Pre-Delivery Shares were effectively returned and cancelled on May 4, 2026. (see Note 7)

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — EQUITY (continued)

Class A Ordinary Shares issued for share-based compensation

Consultants

Since fiscal year 2024, the Company issued an aggregate of 551,836 Class A Ordinary Shares to certain consultants as compensation to replace their related cash compensation. Service terms generally range from several months to 3 years. For the six months ended April 30, 2026, the Company recorded $1,001,303. As of April 30, 2026 and October 31, 2025 the unrecognized share-based compensation expense related to unamortized shares issued amounted to $1,716,776 and $2,718,079, which was considered as prepaid share-based compensation and recorded as a deferred compensation expense.

Executive officers, directors and employees

Since fiscal year 2024, the Company issued an aggregate of 415,169 Class A Ordinary Shares, consisting of 241,837 Class A Ordinary Shares issued to executive officers and directors and 173,332 Class A Ordinary Shares issued to the rest of employees, for the purpose of replacing their cash salaries and providing incentives for future business development. The share awards vested in accordance with the terms of their service contracts, which generally up to 3 years. For the six months ended April 30, 2026, the Company recorded $1,958,334 in share-based compensation expenses of the Group’s unaudited condensed consolidated statement of operations, which consisted of share-based compensation expense of $1,488,334 related to executive officers and directors and share based compensation expense of $ 470,000 related to certain employees. As of April 30, 2026 and October 31, 2025, the unrecognized share-based compensation expense related to unvested shares issued amounted to $7,423,134 and $9,381,468.

Incentive Plan

On March 13, 2026, the Company established a long-term, performance-based equity incentive plan for Mr. Christopher Nixon Cox, to align the leadership’s performance with the creation of long-term shareholder value. Pursuant to a stock option agreement, Mr. Christopher Nixon Cox was granted market-priced stock options to purchase an aggregate of 1,030,000 class A ordinary shares, at an exercise price of $8.27 per share (based on the closing price on the Nasdaq Capital Market on the grant date). The grant consists of two tranches: 80,000 shares (Tranche 1) and 950,000 shares (Tranche 2). Under the plan, 970,000 of the options shall vest only upon the achievement of key strategic milestones specified in the Agreement. As of April 30, 2026, the Company assessed that the performance milestones were not probable of achievement. Consequently, no compensation expense has been recognized for the 970,000 stock options for the six months then ended. For the six months ended April 30, 2026, the Company recorded share-based compensation expense of $423,034 related to vested options. As of April 30, 2026, the unrecognized share-based compensation expense related to unvested non-milestones options amounted to $65,352.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s consolidated financial position or results of operations or liquidity.

Commitments

The Group had non-cancellable operating lease agreements (See Note 8).

Note 13 — SUBSEQUENT EVENTS

On May 14, 2026, the Company closed a securities purchase agreement with certain institutional investors for the issuance and sale of 2,307,700 Class A Ordinary Shares, at an offering price of $6.50 per share. The Company received gross proceeds of approximately $15 million before deducting placement agent fees and other estimated offering expenses payable by the Company.

In June 2026, a third-party service provider of the Company indicated that they will imminently commence a legal proceeding against the Company. Legal proceedings have not formally commenced as of the date of the filing date of this report. As of the filing date of this report, the outcome of such proceeding cannot be predicted; however, the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations.

The Company has assessed all events occurred from April 30, 2026 up through July 22, 2026, and determined that there are no other material subsequent events that require disclosure.